Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 333-152911

Aug. 29, 2008	TRACKING OUR PROGRESS	Issue No. 1

 We’re off and running!

I’m sure you’re excited, curious and maybe even a little nervous about what’s happening with our plans to integrate Ashland and Hercules. This is the first in a series of updates we’ll publish to keep you informed as fully and quickly as we can. The purpose of the updates is to build awareness of the challenges and opportunities we face, to create the desire to make any changes we need to make, and to provide the knowledge to successfully complete our plans.

On Aug. 12, I announced the structure for our Integration Team and named several team members. In this update, you’ll learn about the remaining team members and their current work.

Our top priority remains to keep the businesses running and to continue to grow our volumes and profits. We have to do this as we manage the integration process and as more of you are asked to take on roles in direct support of this work. Please remember, however, that whether you are asked to join in integration efforts or to focus on keeping the businesses moving, both roles are equally essential to our success.

We'll continue to update information as it becomes available.  Please use the mailbox (click on it at right) to submit questions. Although we cannot promise to respond individually to each question submitted, we will publish answers to some of the more commonly asked questions in future issues of this update. Keep in mind that the answers to some questions may not be known for some time. Others may be confidential due to regulatory or competitive reasons. We will, however, use your questions to help define future communications.

Thanks for your support,

Ted Harris
Ted Harris Integration Team leader President, Ashland Distribution
Have questions? Click here for the Hercules Questions mailbox

Integration Team set; first phase of process starts

Last week, the remaining team members for the Global Integration and Program Management teams were identified.

Team members have been asked to prepare an overview of their respective functional areas, including:
•	Number of employees
•	Organization chart(s)
•	Budget
•	Scope of activities
•	Key processes

Ashland and Hercules team members from each company’s functional areas are beginning to meet to share their overviews. The idea is to familiarize all team members with the work performed by various functional areas.

The immediate next step is to recommend a list of potential integration synergies. Team members will next be asked to identify critical week-one “must haves” once the deal closes. In addition, regional team members are working to identify region-specific issues that could strongly affect the regions and a successful integration.

Here is the structure:

Board Oversight Committee

•	Provide a direct and open avenue of communications between the Integration Team and the board of directors
•	Oversee the review of Integration Team performance versus acquisition metrics

Barry Perry Board of Directors, Ashland	Mark Rohr Board of Directors, Ashland

Steering Committee

•	Provide governance and oversight of the integration process.

Jim O'Brien Chairman and CEO, Ashland	Lamar Chambers Senior VP and CFO, Ashland	David Hausrath Senior VP and General Counsel, Ashland	Craig Rogerson President and CEO, Hercules

Walter Solomon Vice President and Chief Growth Officer, Ashland	Allen Spizzo Vice President and CFO, Hercules

Global Integration Leader

•	Lead the development and execution of global integration strategy

Ted Harris
Vice President, Ashland,
President, Ashland Distribution

Global Integration Team

•	With Ted, develop and execute global integration strategy.

Susan Esler Vice President, Human Resources and Communications, Ashland	Jack Joy Vice President, Strategic Planning and Analysis, Ashland	Greg McCoy Director, Corporate Development, Hercules	Paul Raymond Vice President, Hercules and President, Paper Technologies and Ventures Group

Anne Schumann Vice President, Human Resources and Information Technology, Hercules	Stan Turner Director, Corporate Strategy, Ashland

•	Develop and execute business, regional and functional plans to support integration strategy.

Rick Music Vice President, Enterprise Optimization, Ashland	Liz Potts Vice President, Purchasing, Ashland	Karen Murphy Vice President, Environmental Health and Safety, Ashland	Tom Strang Vice President, Safety, Health, Environment and Regulatory Affairs, and Manufacturing Excellence, Hercules

Tom Davis Associate General Counsel, Ashland	Michael Rettig, Deputy General Counsel, Hercules	Julie Treon Director, Business Communications, Ashland	John Riley Director, Public Affairs, Hercules

Dale MacDonald President, Ashland China	Cees vanderSmeede Director, Finance and Control, Asia Pacific, Hercules	Renato Carvalho Leader, Brazilian Shared Business Services, Ashland	Diego Carvajal Director, Latin America, Hercules

Leigh Townley Director, European Shared Business Services, Ashland	Paola Bolderman Director, Finance and Control, Europe, Hercules

Program Management

•	Provide support in managing project work stream.

Carol Christobek Director, Process Office, Ashland	Steve Diel Manager, Planning and Analysis, Ashland	Eugenia Erlij Director, New Venture Planning, Ashland	Stu Fornoff Director, Investor Relations, Hercules

Shuttle Service to be extended to Delaware

We will soon begin to offer the aircraft shuttle service to employees working on Integration Team initiatives, with expanded round-trip service to Wilmington, Del.

Watch for an announcement outlining the new schedule and how to make reservations.

A “behind the scenes” look at what makes an acquisition possible

In addition to the Integration Team work underway, teams are also hard at work to fulfill the necessary legal, regulatory and financial requirements for the deal to close. Here’s a quick look at what some of that work entails:

Antitrust: The Hart-Scott-Rodino Antitrust Improvements Act of 1976 exists to give the U.S. government at least 30 days to determine if the impact of a merger, acquisition or other tender offer will be harmful to consumers. The waiting period can be extended – or shortened. On Aug. 8, the U.S. Federal Trade Commission gave its approval to Ashland’s acquisition of Hercules, so a first hurdle was cleared.

Our acquisition of Hercules is also subject to review and approval by certain other governmental bodies, including the European Commission and the Competition Bureau of Canada. Filings in these countries have already been made or are in progress. Approvals have not yet been received.

Securities and Exchange Commission (SEC): The SEC is a U.S. government agency that oversees corporate disclosure of important information to the investing public. Corporations are required to comply with regulations pertaining to disclosure that must be made when stock is initially sold (as in merger transactions) and then on a continuing and periodic basis. The SEC routinely reviews the disclosure documents filed by companies. These documents include Form S-4 registration statements filed in connection with mergers, such as was done in the Hercules transaction. Click here to see that S-4.

Capital Markets: Most companies require some level of debt financing to complete an acquisition. As announced in our July 11 press release, we are working to complete financing from Bank of America and Scotia Capital, subject to customary terms and conditions. We plan to use the cash flows of the combined organization to pay down the debt.

Integration approach

The following standards have been defined to guide integration activities:

•	Keep the business running (by far the most important item for success).
•	Have a core integration team of senior people capable of making quick decisions.
•	Quickly decide what matters and focus on those things. Park other items until the appropriate time.
•	Set clear objectives and accountabilities.
•	Review and recommend best practices, organizational principles and cultural changes.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Ashland filed a registration statement with the SEC on Form S-4 (File No. 333-152911) containing a preliminary proxy statement/prospectus and Ashland and Hercules expect to mail a definitive proxy statement/prospectus to Hercules' shareholders containing information about the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151, or free copies may also be obtained from Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov.